June 17, 2019

Joanne Crevoiserat

Dear Joanne,

It is with great pleasure that I confirm our offer to appoint you as Chief Financial Officer of Tapestry, Inc. (“Tapestry” or the “Company”), reporting to the Chief Executive Officer of Tapestry. Upon effectiveness of the appointment, you will be a member of Tapestry’s Executive Committee. You will be considered an “officer” under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as an “Executive Officer” of Tapestry pursuant to Rule 3b-7 of the Exchange Act.
This letter details your base salary, bonus opportunity, annual equity opportunity, joining compensation and other benefits. It also lays out the conditions of your employment with Tapestry. If you accept our offer, you agree to start in your new role no later than August 1, 2019 (the “Effective Date”).

1.	Base Salary
$900,000 per annum.

Your salary will be paid in accordance with the Company’s payroll practices, currently bi-weekly, which are subject to change from time-to-time at the discretion of the Company, and will be paid less withholding and deductions authorized under applicable law.

Performance reviews are typically conducted at the end of our fiscal year, which presently runs from approximately July 1 through June 30. Any merit increases for which you may be eligible would be determined at that time, and would take effect in September. You will first be eligible for a merit increase in September 2020.

2.	Incentive Compensation
You will be eligible to participate in the Company’s Performance-Based Annual Incentive Plan ("AIP"), a cash incentive program under which your payout is based on Tapestry’s financial performance, subject to its terms and conditions. Your target bonus will be 100% of your salary actually paid during the fiscal year. The actual bonus payout may range from 0% of target for performance below established thresholds to 200% of target for maximum performance, with performance components, measures and target values to be established by the Company’s Board of Directors or the Human Resources Committee of the Board of Directors (the

“Committee”). You will first be eligible for the AIP beginning in fiscal year 2020, prorated for the actual time worked, and generally payable in August 2020.

Any AIP bonus is paid within three months of the end of the fiscal year and you must be an employee in good standing with the Company on the AIP bonus payment date in order to be eligible to receive any such AIP bonus payment. If you resign your employment or are terminated for "cause," you are not eligible for this bonus for the fiscal year in which you provide the required notice of your intent to resign your employment (or resign without notice) or your employment is terminated, as applicable. For the purposes of this letter, termination for “cause” is defined in the Addendum. Please refer to the My Pay section of Tapestry’s intranet, the Loop, for the governing terms and conditions of the AIP bonus plan. In addition, Tapestry’s Board of Directors has adopted an incentive repayment policy (attached) for members of the Executive Committee, which you must sign and return to me coincident with your acceptance of this offer.

3.	Equity Compensation
Your compensation package includes a guideline annual equity grant value of $2,000,000, to be granted in a fixed proportion of different equity vehicles, which may include restricted stock units ("RSUs"), performance restricted stock units ("PRSUs"), and/or stock options, as determined annually by the Committee and normally granted in August. Subject to you starting employment with the Company by the Effective Date, your first annual grant will be made in August 2019. Notwithstanding your joining grant outlined below, the current mix of equity vehicles for your role is 20% RSUs, 40% PRSUs and 40% stock options. Currently, PRSUs cliff vest on the third anniversary of the grant date and may vest between 0 to 200% of target shares depending on performance, RSUs vest and stock options are exercisable one fourth each year over four years beginning on the first anniversary of the grant date, in each case, subject to your continued employment or other service with the Company from the grant date to each applicable vesting date. The number of stock options you receive will be based on the grant price (closing price of Tapestry, Inc. stock on the grant date) and on an industry standard valuation model, Black-Scholes, which determines the value of a stock option. The number of RSUs you receive will be based on the grant price. The grant value and vehicle mix of any future equity grants will be determined based on your position, performance, time in job and other criteria Tapestry determines in its discretion, which are subject to change. All equity awards are subject to approval by the Committee.

4.	Special New Hire Compensation
You will receive a gross sign-on cash bonus of $700,000, 50% of which will be payable within six (6) weeks of the Effective Date, and 50% on your 6 month anniversary, in each case subject to your continued employment from the Effective Date until payment date and subject to normal tax withholding. In accepting our offer, you agree that you will repay the full amount of your gross sign-on cash bonus if you provide notice of your intent to resign your employment without Good Reason (or resign without notice) at any time within 24 months of your Effective Date, or if your employment is terminated for “cause,” as defined in the Addendum. Full repayment of this gross sign-on bonus must occur within one (1) month of your termination date.
You will receive a joining equity grant in the form of RSUs, with a grant value of $1,600,000, to be made on the first business day of the fiscal month coincident with or following your Effective Date, subject to your continued employment from the Effective Date until grant date. Your joining grant will vest one fourth each year over four years beginning on the first anniversary of the grant date, in each case, subject to your continued employment or other service with the Company from the grant date to each applicable vesting date. In accepting our offer, you agree that you will repay the Financial Gain (as defined below) of the vested portion of the joining equity grant and forfeit the full amount of the unvested portion(s) if you provide notice of your intent to resign your employment without Good Reason (or resign without notice) at any time within 24 months of your Effective Date, or if your employment is terminated for “cause,” as defined in the Addendum. “Financial Gain” shall equal, on each vesting date, the fair market value of the Company’s common stock on such vesting date, multiplied by the number of RSUs vesting on such vesting date (without reduction for any shares of common stock sold, surrendered or attested to in payment of tax-related items). Full repayment of the Financial Gain of the vested portion(s) of the joining equity grant must occur within one (1) month of your termination date. At any time within 24 months of your Effective Date should your employment at the Company cease involuntarily for any reason other than for "cause" (e.g., position elimination) or if you resign for “Good Reason,” each as defined in the attached Addendum, and subject to your compliance with the Restrictive Covenants set forth in Section 4 in the attached Addendum, the first two tranches of your joining equity grant, to the extent one or both are unvested on the date of termination, will continue to vest according the original vesting schedule of such grant, provided, however, no portion of the joining equity grant shall be eligible to vest or be distributed prior to end of the six-month period following your involuntary termination other than for “cause” or your resignation for “Good Reason” (or if earlier, the date of your death) to the extent required to comply with Section 409A (as defined below).  Any portion of the joining equity grant that would have vested and been distributed to you prior to the end of the six-month period shall be distributed to you as soon as reasonably practicable following the expiration of the six-month period but in no event later than thirty days following the end of the six-month period.
You are subject to the terms and conditions of the grant agreements, including, but not limited to, the provisions relating to claw back of equity gains in certain post-employment scenarios. Notwithstanding anything to the contrary in this letter, the terms of the Tapestry, Inc. 2018 Stock Incentive Plan (as it may be amended from time to time, the "Stock Plan") and related grant agreements, as they may be changed from time to time, are controlling.

5.	Severance
If your employment at the Company should cease involuntarily for any reason other than for "cause" (e.g., position elimination) or if you resign for “Good Reason,” each as defined in the attached Addendum, and subject to compliance with the Restrictive Covenants set forth in Section 4 in the attached Addendum, you will be eligible to receive (i) twelve (12) months of base salary under the Company’s Severance Pay Plan, subject to its terms and conditions (including with regard to the time and form of payment), and (ii) payment on the regular payout date of any AIP bonus which was earned and payable for the prior fiscal year (and is actually paid to Tapestry employees for such fiscal year) based on Tapestry’s financial performance, as established by the Company’s Board of Directors or the Committee, which has not been paid as of the date of termination, provided that your date of termination is after the end of the fiscal year during which such AIP bonus is earned. For more information, please view the severance plan document on the Loop or contact Human Resources. To receive separation pay, you will be required to sign a waiver and release agreement in the form provided by the Company. This agreement will include restrictions on your ability to compete with the Company and solicit Company employees, customers and vendors.

6.	Section 409A of the Internal Revenue Code
It is expressly intended and contemplated that this letter comply with the provisions of Section 409A of the Code and the applicable guidance thereunder ("Section 409A") and that the payments hereunder will either be exempt from Section 409A or will comply with the provisions of Section 409A. This letter will be administered and interpreted in a manner consistent with this intent, and, notwithstanding any provision of this letter to the contrary, in the event that the Company determines that any amounts payable hereunder would be immediately taxable to you under Section 409A, the Company reserves the right (without any obligation to do so or to indemnify you for failure to do so) to amend this letter to satisfy Section 409A or be exempt therefrom (which amendment may be retroactive to the extent permitted by Section 409A).
Notwithstanding any other provision of this letter, if you are a "specified employee" within the meaning of Treas. Reg. §1.409A-1(i)(1), then the payment of any amount or the provision of any benefit under this letter which is considered deferred compensation subject to Section 409A shall be deferred for six (6) months after your "separation from service" or, if earlier, the date of your death to the extent required by Section 409A(a)(2)(B)(i) (the "409A Deferral Period"). In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum on the Company’s first standard payroll date that arises on or after the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. For purposes of any provision of this letter providing for reimbursements to you, such reimbursements shall be made no later than the end of the calendar year following the calendar year in which you incurred such expenses, and in no event shall the unused reimbursement amount during one calendar year be carried over into a subsequent calendar year. For purposes of this letter, you shall not be deemed to have terminated employment unless you have a "separation from service" within the meaning of Treas. Reg. § 1.409A-1(h). All rights to payments and benefits under this letter shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A. In no event shall any liability for failure to comply with the requirements of Section 409A be transferred from you or any other individual to the Company or any of its affiliates, employees or agents.

7.	Benefits
Your other major benefits will include medical, dental, vision, retirement savings, life insurance, short and long term disability, Employee Stock Purchase Plan, employee discount program and 25 business days of vacation per calendar year, as generally provided by the Company to employees at a comparable level in accordance with the plans, practices and programs of the Company, and subject to your satisfaction of applicable eligibility requirements. These benefits are subject to change from time-to-time in the discretion of the Company. We are enclosing a summary of benefits highlighting these programs in Your Tapestry Benefits Overview.

8.	Relocation
You are eligible for relocation under the Tapestry Relocation Policy. Please see the enclosed packet of information. Upon your acceptance, a member of the Human Resources Global Mobility team will be in touch with you to get started. Should you provide notice of your intent to resign your employment (or resign without notice) at any time within 24 months of your Effective Date, or if your employment is terminated for “cause,” as defined in the Addendum, Tapestry may require you to repay relocation expenses. You will be required to sign a repayment agreement prior to receiving relocation benefits.

9.	Confidentiality
The Company believes strongly in respecting the proprietary rights of third parties and expects each of its employees to honor their confidentiality obligations to former employers. Accordingly, we expect you to fully comply with any and all obligations you may have, including non-compete, non-solicitation and confidentiality obligations.
By accepting this offer, you are confirming your representation to the Company that you are not subject to any existing non-compete obligations with your current or former employer that would prevent you from commencing employment with the Company on the Effective Date without restriction or penalty. Further, you are confirming your representation that you are currently in compliance with any non-solicitation obligation(s) you have with respect to your current or former employer and that you have not had any discussions with anyone or referred any individuals to the Company in violation of those obligations. The Company does not want, and specifically instructs you not to violate any non-solicitation obligations you may have with respect to your current and former employers and to maintain in confidence, and not destroy, delete or alter, information that is confidential and/or proprietary to your current and former employers. As a reminder, we are offering you this position based upon your talent and the skills you have acquired throughout your career.
As an employee of the Company, and as a part of this offer, you will be subject to the various policies set forth in the attached Addendum, as well as those set forth in the Your Tapestry Benefits Overview that accompanies this offer. Such policies include, but are not limited to, the following:

•	Incentive Repayment Policy;

•	Executive Stock Ownership Policy;

•	Notice of Intent to Terminate Employment;

•	Post-Employment Restrictions;

•	Code of Conduct;

•	Confidentiality, Information Security and Privacy Agreement; and

•	Other Terms and Conditions of Employment.
By accepting this offer, you are also expressly accepting and agreeing to be bound by and adhere to the Company policies set forth in the attached Addendum and in the packet of materials that accompany this offer letter. This letter, along with the documents attached hereto or referred to herein, constitute the entire agreement and understanding between you and the Company with respect to your employment, and supersedes all prior discussions, promises, negotiations and agreements (whether written or oral) between you and the Company.
Joanne, we are excited at the prospect of your joining us. This letter and the documents provided herewith constitute the Company’s entire offer. As you review this offer, please feel free to contact me with any questions. To accept the offer, and acknowledge you are not relying on any promise or representation that is not contained in this letter, please sign in the space below and return one of the attached copies to me no later than June 17, 2019.
Sincerely,

_/s/ Sarah Dunn________________________
Sarah J. Dunn
Global Human Resources Officer
Tapestry, Inc.

Agreed and accepted by:

/s/ Joanne Crevoiserat______ _6/17/19______________________
Joanne Crevoiserat           Date

ADDENDUM
COMPANY POLICIES & CONDITIONS OF EMPLOYMENT

As an employee of Tapestry, Inc. (the “Company”), you will be subject to the following policies. Please sign the acknowledgement at the end noting your understanding and agreement.

1.	Incentive Repayment Policy

Tapestry’s Board of Directors has adopted an incentive repayment policy affecting all performance-based compensation that the Company pays to members of its Executive Committee. Information on this policy is attached. You agree that you remain subject to this repayment policy and that it may change from time-to-time as the Committee deems appropriate and/or as is required by law.

2.	Executive Stock Ownership Policy

Tapestry’s Board of Directors has implemented a stock ownership policy for all “Key Executives” and Directors. Information on this policy and the required amounts of stock ownership for your position is attached. As a Key Executive and Section 16(b) officer you will be required to obtain pre-approval of all Tapestry stock transactions from the Tapestry Law Department and Tapestry’s CEO.

3.	Notice of Intent to Terminate Employment

If at any time you elect to terminate your employment with the Company, including a valid retirement from the Company, you agree to provide six (6) months’ advance written notice of your intent to terminate your employment and such notice shall be provided via email to the Chief Executive Officer and Global Human Resources Officer of Tapestry. Such notice shall include, if applicable, the identity of the prospective employer or entity, your proposed title and duties with that business, person or enterprise, as well as the proposed starting date of that employment or consulting services. After you have provided your required notice, you will continue to be an employee of the Company. Your duties and other obligations as an employee of the Company will continue and you will be expected to cooperate in the transition of your responsibilities. The Company shall, however, have the right in its sole discretion to direct that you no longer come to work or to shorten the notice period. Nothing herein alters your status as an employee at-will. The Company reserves all legal and equitable rights to enforce the advance notice provisions of this paragraph. You acknowledge and agree that your failure to comply with the notice requirements set forth in this paragraph shall result in: (i) the Company being entitled to an immediate injunction, prohibiting you from commencing employment elsewhere for the length of the required notice, (ii) the Company being entitled to claw back any bonus paid to you within 180 days of your last day of employment with the Company, (iii) the forfeiture of any unpaid bonus as of your last day of employment with the Company, (iv) any unvested equity awards and any vested but unexercised stock option awards held by you shall be automatically forfeited on your last day of employment with the Company, and (v) the Company being entitled to claw back any Financial Gain (as defined below) you realize from the vesting of any Tapestry equity award within the twelve (12) month period immediately preceding your last day of employment with the Company. “Financial Gain” shall have the meaning set forth in the various equity award grant agreements that you receive during your employment with the Company.

4.	Post-Employment Restrictions

(a) Non-Competition. You are prohibited from, directly or indirectly, counseling, advising, consulting for, becoming employed by or providing services in any capacity to a “competitor” (as defined below) of the Company or any of its operating divisions, brands, subsidiaries or affiliates (collectively, the “Tapestry Group”) during your employment and the twelve (12) month period beginning on your last day of employment with the Company (the “Restricted Period”).

“Competitor” includes: the companies, together with their respective subsidiaries, parent entities, and all other affiliates as set forth on Exhibit A, attached hereto (such companies subject to change from time-to-time as posted on Tapestry’s intranet, the Loop). In the event your employment is terminated for any reason (other than for “cause,” as defined below), or if you resign for “Good Reason,” and the Company, at its sole discretion, elects to enforce its right to enjoin you from joining a competitor at any time during the Restricted Period, including prohibiting you from engaging in any of the activities prohibited by this Section 4(a), the Company shall compensate you at your most recent base salary, subject to usual withholdings, to be paid on normal pay cycles, during the remainder of the Restricted Period. The foregoing payments will be made to you solely to the extent that severance or other termination payments are not paid to you during the remainder of the Restricted Period. Nothing herein shall impact or limit your right to receive any severance payments and benefits pursuant to the terms of your offer letter, except that it is expressly understood and agreed that (i) you will not be entitled to receive payments pursuant to this paragraph during any period you are receiving severance or other termination payments and (ii) your receipt of any severance or other termination payments shall not impact the Company’s right to enforce its rights under this Section 4(a) or otherwise.

You agree that if you are offered and desire to accept employment with, or provide consulting services to, another business, person or enterprise, including, but not limited to, a “competitor,” during the Restricted Period, you will promptly inform Tapestry’s Global Human Resources Officer, in writing, of the identity of the prospective employer or entity, your proposed title and duties with that business, person or enterprise, and the proposed starting date of that employment or consulting services. You also agree that you will inform that prospective employer or entity of the terms of these provisions. Failure to abide by the requirements of this Section 4(a) will also be deemed a failure to provide the required advance written notice set forth above under Notice of Intent to Terminate Employment.

(b) Non-Solicitation. You agree that during the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, without the prior written consent of the Company, hire or attempt to hire, employ or solicit for employment, consulting or other service, any officer, employee or agent of the Tapestry Group (each, a “Protected Person”), or encourage, persuade or induce any Protected Person to terminate, diminish or otherwise alter such Protected Person’s relationship with the Tapestry Group.

For purposes of this Section 4(b) and to avoid any ambiguity, you and the Company agree that it will be a rebuttable presumption that you solicited any Protected Person if such Protected Person commences employment or other service for or on behalf of you or any entity to which you provide services or terminates, diminishes or otherwise alters such Protected Person’s relationship with the Tapestry Group prior to the end of the Restricted Period.

(c) Non-Interference. During the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, whether as an employee, owner, stockholder, partner, director, officer, consultant, advisor or otherwise, assist, attempt to or encourage (i) any vendor, supplier, customer or client of, or any other person or entity in a business relationship with the Tapestry Group to terminate, reduce, limit or otherwise alter such relationship, whether contractual or otherwise, (ii) any prospective vendor, supplier, customer or client not to enter into a business or contractual relationship with the Tapestry Group or (iii) to impair or attempt to impair any relationship, contractual or otherwise, between the Tapestry Group and any vendor, supplier, customer or client or any other person or entity in a business relationship with the Tapestry Group.

(d) Remedies. You acknowledge that compliance with Section 4 is necessary to protect the business, good will and proprietary and confidential information of the Tapestry Group and that a breach or threatened breach of any provision in Section 4 will irreparably and continually damage the Tapestry Group, for which money damages may not be adequate. Accordingly, in the event that you breach any provision in Section 4, you will forfeit any remaining earned but unpaid bonus and the Company shall be entitled to claw back any bonus paid to you within 180 days of your last day of employment with the Company. In addition, the Company will be entitled to preliminarily or permanently enjoin you from violating Section 4 in order to prevent the continuation of such harm.

(e) Reasonableness of Restrictions. You acknowledge: (i) that the scope and duration of the restrictions on your activities under Section 4 are reasonable and necessary to protect the legitimate business interests, goodwill and confidential and proprietary information of the Tapestry Group; (ii) that the Tapestry Group does business worldwide and, therefore, you specifically agree that, in order to adequately protect the Tapestry Group, the scope of the restrictions in this provision is reasonable; and (iii) that you will be reasonably able to earn a living without violating the terms of these provisions.

(f) Judicial Modification. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable because of the geographic or temporal scope of such provisions, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable. You agree that in the event that any court of competent jurisdiction finally holds that any provision of Section 4 constitutes an unreasonable restriction against you, such provision shall not be rendered void but shall apply to such extent as such court may judicially determine constitutes a reasonable restriction under the circumstances.

5.	Other Terms and Conditions of Employment

If you accept the Company’s offer, our relationship is "employment-at-will." That means you are free, at any time, for any reason, to end your employment with the Company and that the Company may do the same, subject to the advance notice requirements set forth above under Notice of Intent to Terminate Employment. You hereby represent and warrant that you are not currently, and have never been, the subject of any allegation or complaint of harassment, discrimination, retaliation, or sexual or other misconduct in connection with prior employment or otherwise, and have not been a party to any settlement agreement or nondisclosure agreement relating to such matters (the “Representations”).

For the purposes of this letter, termination for “cause” means a determination by the Company that your employment should be terminated for any of the following reasons: (i) your violation of the Company’s Code of Conduct, employee guides, or any other written policies or procedures of the Company, which is not remedied within 30 days of written notice to you, via email, (ii) your violation of any of the Company’s policies regarding sexual harassment and misconduct, (iii) your indictment, conviction of, or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude, (iv) your willful or grossly negligent breach of your duties, (v) any act of fraud, embezzlement or other similar dishonest conduct, (vi) any act or omission that the Company determines could have a material adverse effect on the Company, including without limitation, its reputation, business interests or financial condition, which is not remedied within 30 days of written notice to you, via email (vii) your failure to follow the lawful directives of your supervisor, which is not remedied within 30 days of written notice to you, via email, (viii) your breach of this offer letter or any other written agreement between you and the Company or any of its affiliates, which is not remedied within 30 days of written notice to you, via email or (ix) your breach of the Representations set forth in this Section 5 above or the Restrictive Covenants set forth in Section 4 above.
For any dispute arising between the parties regarding or relating to this letter and/or any aspect of your employment, the parties hereby consent to the exclusive jurisdiction in the state and Federal courts located in New York, New York. This Agreement will be construed and enforced in accordance with the laws of the state of New York, without regard to conflicts of laws principles.
You have “Good Reason” to resign your employment upon the occurrence of the following without your consent: (i) material diminution of your duties and responsibilities or your ceasing to be the Company’s Chief Financial Officer (principal financial officer), (ii) relocation of the Company’s executive offices more than 50 miles outside of New York, New York, or (iii) the Company’s material breach of the terms of this Agreement; provided however, that notwithstanding the foregoing you may not resign your employment for Good Reason unless: (x) you provide the Company with at least 30 days prior written notice of your intent to resign for Good Reason (which notice is provided not later than the 60th day following the occurrence of the event constituting Good Reason) and (y) the Company does not remedy the alleged violation(s) within such 30-day period.
Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by both the Chief Executive Officer and you. However, the Company may in its discretion add to, discontinue, or change compensation, duties, reporting lines, Company committees, Section 16 and/or executive officer status, benefits and policies. Nothing in the preceding two sentences shall be construed as diminishing the financial obligations of either of the parties hereunder, including, without limitation, the Company’s obligations to pay salary, bonus, equity compensation, severance etc., pursuant to the pertinent provisions set forth above. All payments made hereunder are subject to the usual withholdings required by law. In the event of a breach by you of any provision of this offer letter and/or any of the Company policies which are included herewith, you agree to reimburse the Company for any and all reasonable attorney’s fees and expenses related to the enforcement of this agreement, including, but not limited to, the clawback of gains specified hereunder.
Our offer of employment is contingent on the following:

•	Formal ratification of this agreement by the Human Resources Committee;

•	Completion of satisfactory references;

•	You passing a credit/background check and verification of your identity and authorization to be employed in the United States;

•	Your returning a signed copy of this offer letter by June 17, 2019;

•
Your agreement to be bound by, and adhere to, all of the Company’s policies in effect during your employment with the Company, including, but not limited to, the Executive Stock Ownership Policy, Incentive Repayment Policy, Code of Conduct, and our Confidentiality, Information Security and Privacy Agreement; and

•	The terms and conditions of individual equity award agreements.

Agreed and Accepted by:

_/s/ Joanne Crevoiserat____    6/17/19______________
Joanne Crevoiserat        Date

EXHIBIT A

Competitor List
(as of May 2019)

Adidas AG
Burberry Group PLC
Capri Holdings Limited
Cole Haan LLC
Compagnie Financiere Richemont SA
Fast Retailing Co., Ltd.
Fung Group
G-III Apparel Group, Ltd.
The Gap, Inc.
Kering
L Brands, Inc.
LVMH Moet Hennessy Louis Vuitton SA
Prada, S.p.A.
Proenza Schouler, LLC
PVH Corp.
Rag & Bone, Inc.
Ralph Lauren Corporation
Tory Burch LLC
Samsonite International S.A.
V.F. Corporation